SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

ANNIE’S, INC.

(Name of Subject Company)

ANNIE’S, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03600T104

(CUSIP Number of Class of Securities)

John M. Foraker

Chief Executive Officer

1610 Fifth Street

Berkeley, CA 94710

(510) 558-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

Copies to:

Julie M. Allen, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036-8299

(212) 969-2900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Annie’s, Inc., a Delaware corporation (“Annie’s”), on September 22, 2014. The Statement relates to the tender offer by Sandy Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of General Mills, Inc., a Delaware corporation (“General Mills”), pursuant to which Purchaser has offered to purchase all of the outstanding shares of Common Stock at a purchase price of $46.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2014 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO originally filed by General Mills and Purchaser with the SEC on September 22, 2014, as amended and supplemented through the date hereof.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented by amending and restating the section captioned “Financial Projections” to read as follows:

“Financial Projections

Annie’s does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results, and Annie’s is particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. In June 2014, at the direction of the Board as part of its ongoing strategic planning process, including, without limitation, its due diligence process and evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, Annie’s management prepared risk-adjusted financial forecasts regarding Annie’s for the fiscal years from 2015 through 2019 (the “Financial Forecasts”). The Financial Forecasts consisted of Management Case #1, which was prepared by Annie’s management for distribution to potential acquirers in connection with the proposed transaction, and Management Case #2, which was prepared by Annie’s management to reflect certain operational risks of Annie’s. The full Financial Forecasts were developed for use only by the Board and J.P. Morgan. Management Case #1 was made available to General Mills and Purchaser in connection with the evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

The Financial Forecasts were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Annie’s control. The assumptions and estimates used to create the Financial Forecasts involve judgments made with respect to, among other things, sales growth rates, market size and growth rates, market share, future pricing, levels of operating expenses, revenues, development of additional future opportunities, pipeline products and probability of success, all of which are difficult to predict. The Financial Forecasts also reflect assumptions that do not reflect any of the effects of the Offer or the Merger, or any other changes or business decisions that may in the future affect Annie’s or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Offer or the Merger or otherwise. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Financial Forecasts will prove to be accurate, and actual results may materially differ. The Financial Forecasts are forward-looking statements and should not be relied upon as necessarily predictive of actual future results.

The inclusion of the Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that Annie’s or any of its representatives considered or consider the Financial Forecasts to be necessarily predictive of actual future events, and the Financial Forecasts should not be relied upon as such.

The Financial Forecasts are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her shares of Common Stock into the Offer, but because the Financial Forecasts were made available by Annie’s management to the Board and J.P. Morgan, and the Management Case #1 subset of such Financial Forecasts was made available to General Mills and Purchaser, in connection with the evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

Neither Annie’s nor any of its representatives has made or makes any representation regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, none of them intends to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error.

In connection with the due diligence review of Annie’s by General Mills and Purchaser and prior to the execution of the Merger Agreement, Annie’s management provided General Mills and Purchaser with the Management Case #1 Financial Forecasts for fiscal years 2015 through 2019.

A summary of the material projected financial information in Management Case #1, which was made available to General Mills and Purchaser in connection with the evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, is set forth below.

(In $MM, except per share data)	2015	2016	2017	2018	2019
Net Sales	244.9	292.3	349.1	409.1	482.8
Gross Profit	90.9	111.5	136.3	162.8	192.1
EBITDA	32.4	45.2	61.5	78.6	97.7
Diluted Earnings Per Share	1.01	1.43	2.00	2.61	3.29

The projection of EBITDA included in Management Case #1 in the table above is not calculated in accordance with generally accepted accounting principles (“GAAP”). The following table provides a reconciliation of the non-GAAP EBITDA included in Management Case #1 to the most comparable projected financial measure calculated in accordance with GAAP.

(In $MM)	2015	2016	2017	2018	2019
Net Income	17.7	25.1	35.1	45.8	57.8
Income Tax Provision	11.8	16.4	22.5	28.7	36.2
Interest Expense (Income)	0.3	—	(0.2)	(0.3)	(0.5)
Other Income, Net	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Income from Operations	29.7	41.4	57.3	74.1	93.4
Depreciation and Amortization	2.7	3.8	4.2	4.5	4.3
EBITDA	32.4	45.2	61.5	78.6	97.7

A summary of the material projected financial information in Management Case #2, which was provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the transaction and which was not made available to General Mills or Purchaser in connection with the evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, is set forth below.

(In $MM, except per share data)	2015	2016	2017	2018	2019
Net Sales	244.9	287.5	337.8	389.0	455.1
Gross Profit	90.9	109.0	130.2	152.9	179.1
EBITDA	32.4	43.2	56.2	70.1	86.8
Diluted Earnings Per Share	1.01	1.36	1.82	2.32	2.91

The projection of EBITDA included in Management Case #2 in the table above is not calculated in accordance with GAAP. The following table provides a reconciliation of the non-GAAP EBITDA included in Management Case #2 to the most comparable projected financial measure calculated in accordance with GAAP.

(In $MM)	2015	2016	2017	2018	2019
Net Income	17.7	23.9	32.0	40.8	51.2
Income Tax Provision	11.8	15.6	20.4	25.5	32.1
Interest Expense (Income)	0.3	—	(0.2)	(0.3)	(0.5)
Other Income, Net	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Income from Operations	29.7	39.4	52.1	65.9	82.7
Depreciation and Amortization	2.7	3.7	4.1	4.3	4.1
EBITDA	32.4	43.2	56.2	70.1	86.8

Annie’s provided projections of EBITDA, a non-GAAP financial measure, to the Board, J.P. Morgan and potential acquirers, including General Mills and Purchaser, because Annie’s believed it could be useful in evaluating, on a prospective basis, Annie’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Annie’s may not be comparable to similarly titled amounts used by other companies.

Although presented with numerical specificity, the Financial Forecasts are not fact and reflect numerous assumptions and estimates made by Annie’s management, including assumptions and estimates noted above. Moreover, the Financial Forecasts are based on certain future business decisions that are subject to change.

The Financial Forecasts should be read together with the historical financial statements of Annie’s, which have been filed with the SEC, and the other information regarding Annie’s contained elsewhere in this Schedule 14D-9 and the Offer to Purchase. None of the Financial Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Financial Forecasts do not purport to present operations in accordance with U.S. GAAP. Neither Annie’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in Annie’s Annual Report on Form 10-K for the year ended March 31, 2014 relates to Annie’s historical financial information. It does not extend to the Financial Forecasts and should not be read as doing so.

The Financial Forecasts do not and should not be read to update, modify or affirm any prior financial guidance issued by Annie’s. Stockholders are cautioned not to place undue reliance on this information in making a decision as to whether to tender their shares of Common Stock in the Offer.”

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented by amending and restating the section captioned “Certain Litigation” to read as follows:

“On September 11, 2014, Gregory Stone filed a class action lawsuit in the Superior Court of the State of California, County of Alameda, purportedly on behalf of the stockholders of Annie’s against Annie’s and its directors, alleging, among other things, that Annie’s directors breached their fiduciary duties by allegedly agreeing to sell Annie’s at an unfair and inadequate price and by allegedly failing to take steps to maximize the sale price of Annie’s. The complaint seeks to enjoin the Merger, other equitable relief and money damages. A similar complaint was filed on September 12, 2014 by Ashley Pratte and Donna Weiss, also in in the Superior Court of the State of California, County of Alameda. On September 25, 2014, Maxine Phillips filed a class action in the Court of Chancery of the State of Delaware, purportedly on behalf of the stockholders of Annie’s against Annie’s, its directors, General Mills and Purchaser alleging, among other things, that Annie’s directors breached their fiduciary duties by allegedly agreeing to sell Annie’s at an unfair and inadequate price by failing to take steps to maximize the sale price of Annie’s and by failing to disclose material information necessary for stockholders to make an informed decision as to whether to tender their shares and that Annie’s, General Mills and Purchaser colluded in or aided and abetted such breaches. Like the California complaints, the Delaware action seeks to enjoin the Merger, other equitable relief and monetary damages. If the plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the transactions contemplated by the terms of the Merger Agreement, such an injunction may prevent the completion of the transactions in the expected timeframe (or altogether). Annie’s believes that these suits lack merit and intends to vigorously defend against these claims. It is possible that additional similar complaints may be filed in the future.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANNIE’S, INC.
Dated October 2, 2014
	By:	/s/ John M. Foraker
	Name:	John M. Foraker
	Title:	Chief Executive Officer